UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission File Number: 1-12991

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. Amended and Restated Salary Deferral-Profit Sharing
Employee Stock Ownership Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.

One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

REQUIRED INFORMATION

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2004, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004, and Schedule H, Line 4j- Schedule of Reportable Transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
June 22, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Investments, at fair value:
Investment in mutual funds:
ABN AMRO/Montag & Caldwell Growth Fund	$5,091,573	$5,153,983
Alger Mid Cap Growth Institutional Fund	2,585,479	1,725,276
American Century Income & Growth Fund	667,734	360,071
Baron Small Cap Fund	1,247,804	—
Federated Investments:
Capital Appreciation Fund	2,618,284	2,079,878
Capital Preservation Fund	5,842,023	4,763,814
Conservative Allocation Fund	5,868,434	5,943,938
Growth Allocation Fund	507,368	437,689
International Equity Fund	539,003	164,731
Kaufmann Fund	2,470,012	1,832,280
Max-Cap Index Fund	1,335,799	955,179
Moderate Allocation Fund	413,996	157,102
Stock Trust Fund	2,457,678	1,622,666
Total Return Bond Fund	4,510,766	3,613,318
Total Return Government Bond Fund	2,572,510	2,697,202
Goldman Sachs Small Cap Value Fund	761,270	—
Janus Fund	620,730	574,769
Common stock of BancorpSouth, Inc.	153,950,359	148,315,088
Participant loans	266,227	211,164

	194,327,049	180,608,148

Contributions Receivable
Employer	522,229	193,680
Employee – salary deferral	262,409	—

Accrued interest and dividends receivable	1,228,245	1,159,790
Cash in deposit accounts	546,774	475,039

Net assets available for plan benefits	$196,886,706	$182,436,657

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Investment income:
Net appreciation in fair value of investments (note 3)	$3,756,800	$28,381,210	$12,081,535
Interest and dividends	5,501,513	4,796,689	4,421,265

Total investment income	9,258,313	33,177,899	16,502,800

Contributions:
Employer	6,106,641	5,174,802	4,566,230
Employee – salary deferral	9,856,652	7,695,861	6,944,160

Total contributions	15,963,293	12,870,663	11,510,390

Benefits paid to participants	10,771,557	8,596,943	10,360,245

Net increase	14,450,049	37,451,619	17,652,945

Net assets available for plan benefits:
Beginning of year	182,436,657	144,985,038	127,332,093

End of year	$196,886,706	$182,436,657	$144,985,038

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED

SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2004 and 2003

(1)	Description of Plan

The following description of BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution plan covering substantially all full-time employees who have one year of service and who have attained age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Employees may elect not to participate in the Plan. Plan participants contribute to the Plan by electing to defer 1% or more of their current compensation, in whole percentages, up to the maximum allowable by law. The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation.

(c)	Investment Programs

The investment programs and investment options of the Plan as of December 31, 2004 are as follows: ABN AMRO/Montag & Caldwell Growth Fund; Alger Mid Cap Growth Institutional Fund; American Century Income & Growth Fund; Baron Small Cap Fund; Federated Capital Preservation Fund; Federated Stock Trust Fund; Federated Kaufmann Fund; Federated Capital Appreciation Fund; Federated Max-Cap Index Fund; Federated International Equity Fund; Federated Growth Allocation Fund; Federated Conservative Allocation Fund; Federated Moderate Allocation Fund; Federated Total Return Bond Fund; Federated Total Return Government Bond Fund; Goldman Sachs Small Cap Value Fund; Janus Fund; and common stock of BancorpSouth, Inc.

Prior to August 1, 2002, the first 5% of compensation contributed by participants and all Company contributions were required to be invested in common stock of the Company, while participant contributions in excess of 5% of compensation contributed could have been invested in the common stock of the Company or in any of the other investment funds at the direction of the participant. Subsequent to August 1, 2002, only Company contributions were required to be invested in common stock of the Company (nonparticipant-directed), while any participant contributions could have been invested in either the common stock of the Company or in any of the other investment funds (participant-directed). After age 55 and with 10 years service, a participant can, with some limitations, redirect the non-participant directed investments in Company common stock to any of the other investment options.

(Continued)

BANCORPSOUTH, INC. AMENDED AND RESTATED

SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2004 and 2003

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the plan administrator). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

(e)	Participants’ Accounts

Two separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2004 interest rates on outstanding participant loans ranged from 4.5% to 10.5%.

(g)	Vesting

Both employee and employer contributions and the earnings or losses thereon are 100% vested and nonforfeitable at all times.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his account, or monthly installments over a 5 to 15-year period. Participants who terminate their service may also elect to maintain their account with the Plan. The monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than 5 years following his death. For distributions from a participant’s holdings of BancorpSouth, Inc. common stock, the participant may elect to receive common stock of the Company or an amount of cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company’s common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses

Administrative expenses of the Plan were paid directly by the Company, which is the plan sponsor.

(Continued)

BANCORPSOUTH, INC. AMENDED AND RESTATED

SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2004 and 2003

(k)	Reclassification

Certain prior year amounts have been reclassified to conform with the presentation of 2004 information in this report.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value investments. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (IRC). A favorable determination letter, dated May 6, 2003, was received from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(Continued)

BANCORPSOUTH, INC. AMENDED AND RESTATED

SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2004 and 2003

(3)	Investments

The Plan’s investments, including investments bought, sold, and held during the year, appreciated (depreciated) in fair value during the years ended December 31, 2004, 2003, and 2002, respectively, as follows:

	2004	2003	2002
Net appreciation (depreciation) in fair value:
Mutual funds	$1,567,235	$3,207,607	$(3,260,318)
Common stock of BancorpSouth, Inc.	2,189,565	25,173,603	15,341,853

Net appreciation in fair value	$3,756,800	$28,381,210	$12,081,535

Investments that represent 5% or more of the Plan’s net assets consist of BancorpSouth, Inc. common stock, which totaled $153,950,359 and $148,315,088 at December 31, 2004 and 2003, respectively.

Dividend income earned from the investment in common stock of BancorpSouth, Inc., a related party, was $4,593,301, $4,117,456, and $3,728,981 in 2004, 2003, and 2002, respectively.

(Continued)

BANCORPSOUTH, INC. AMENDED AND RESTATED

SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2004 and 2003

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net assets:
Common stock of BancorpSouth, Inc.	$84,346,360	$80,009,016
Nonparticipant-directed contribution receivable	522,229	193,680

	$84,868,589	$80,202,696

	Year ended
	December 31,
	2004	2003
Changes in net assets:
Contributions	$6,106,641	$5,174,802
Dividends	2,211,260	1,922,528
Net appreciation in fair value of investments	2,471,752	14,022,055
Benefits paid to participants	(5,632,670)	(4,808,934)
Transfers to participant-directed investments	(491,090)	(461,472)

	$4,665,893	$15,848,979

(Continued)

BANCORPSOUTH, INC. AMENDED AND RESTATED

SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2004 and 2003

(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for Plan benefits reflected on the financial statements to the Plan’s Form 5500 filed for 2003 and the Form 5500 expected to be filed for 2004:

	December 31
	2004	2003
Net assets available for Plan benefits per the financial statements	$196,886,706	$182,436,657
Amounts allocated to withdrawing participants	1,084,622	1,190,411

Net assets available for Plan benefits as reflected in Form 5500	$195,802,084	$181,246,246

The following is a reconciliation of benefits paid to participants reflected on the financial statements to the Form 5500 filed for 2003 and 2002 and the Form 5500 expected to be filed for 2004:

	2004	2003	2002
Benefits paid to participants per the financial statements	$10,771,557	$8,596,943	$10,360,245
Add amounts allocated to withdrawing participants at December 31, 2004, 2003, and 2002	1,084,622	1,190,411	1,667,266
Less amounts allocated to withdrawing participants at December 31, 2003, 2002, and 2001	(1,190,411)	(1,667,266)	(1,159,119)

Benefits paid to participants per the Form 5500	$10,665,768	$8,120,088	$10,868,392

(6)	Nonexempt Transactions

There was an unintentional one day delay by the Company in submitting 2004 employee deferrals and loan repayments in the amount of $383,764 to the trustee. Late remittances of employee deferrals and participant loan repayments are considered nonexempt transactions under rules established by the Department of Labor. The Company will correct the late deposit by contributing $63 to the Plan for the lost earnings.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2004

	Relationship to plan,
Identity of	employer or other	Description of transaction,	Amount	Lost
party involved	party-in-interest	including rate of interest	on Line 4 (a)	Interest
BancorpSouth, Inc. *	Plan sponsor	2004 employee deferrals and	$383,764	$63
		loan repayments not deposited
		to Plan in a timely manner.
		Interest rate of 6%

* Parties-in-interest to the Plan as defined by ERISA.

See accompanying report of independent registered public accounting firm.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

		Par/number				Current
Issuer	Description	of shares	Coupon	Maturity	Cost	value
BancorpSouth, Inc.*	Common stock	6,317,208			$85,697,596	$153,950,359
Participant loans*	Loans to participants	—	4.50 – 10.50%	January 2, 2005 –
				December 15, 2009	—	266,227
ABN AMRO/Montag & Caldwell Growth Fund	Mutual Fund	224,794			5,340,942	5,091,573
Alger Mid Cap Growth Institutional Fund	Mutual Fund	153,259			2,219,418	2,585,479
American Century Income and Growth Fund	Mutual Fund	21,786			591,259	667,734
Baron Small Cap Fund	Mutual Fund	56,513			1,148,770	1,247,804
Federated Capital Appreciation Fund *	Mutual Fund	103,285			2,386,760	2,618,284
Federated Capital Preservation Fund *	Mutual Fund	584,202			5,842,023	5,842,023
Federated Conservative Allocation Fund *	Mutual Fund	530,600			5,449,596	5,868,434
Federated Growth Allocation Fund *	Mutual Fund	40,172			460,301	507,368
Federated International Equity Fund *	Mutual Fund	30,660			471,973	539,003
Federated Kaufmann Fund *	Mutual Fund	460,823			2,195,878	2,470,012
Federated Max-Cap Index Fund *	Mutual Fund	54,634			1,189,592	1,335,799
Federated Moderate Allocation Fund *	Mutual Fund	34,243			391,518	413,996
Federated Stock Trust Fund *	Mutual Fund	66,102			2,185,613	2,457,678
Federated Total Return Bond Fund *	Mutual Fund	416,122			4,490,332	4,510,766
Federated Total Return Government Bond Fund *	Mutual Fund	235,578			2,538,885	2,572,510
Goldman Sachs SmallCap Value Fund	Mutual Fund	18,035			719,495	761,270
Janus Fund	Mutual Fund	25,264			584,595	620,730

					$123,904,546	$194,327,049

* Parties-in-interest to the Plan as defined by ERISA.

See accompanying report of independent registered public accounting firm.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2004

							Current value
					Expense		of asset on
Identity of		Purchase	Selling	Lease	incurred with	Cost of	transaction
party involved	Description of asset	price	price	rental	transaction	asset	date	Net gain
BancorpSouth, Inc.*	Common stock	$17,756,326	—	—	—	$17,756,326	—	—
BancorpSouth, Inc.*	Common stock	—	$11,840,161	—	—	$6,886,113	$11,840,161	$4,954,048

* Parties-in-interest to the Plan as defined by ERISA.

See accompanying report of independent registered public accounting firm.